SECOND AMENDED AND RESTATED VOTING AGREEMENT

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SECOND AMENDED AND RESTATED VOTING AGREEMENT

THIS SECONDAMENDED AND RESTATED VOTING AGREEMENT (this "**Agreement**"), is made and entered into as of this **15**th day of April 2022, by and among Beast Brands, Inc., a Delaware corporation (the "**Company**"), each holder of the Company's Common Stock, $0.00001 par value per Share ("**Common Stock**"), Series Seed 1 Preferred Stock, $0.00001 par value per Share ("**Series Seed 1 Preferred Stock**"), Series Seed 2 Preferred Stock, $0.00001 par value per Share ("**Series Seed 2 Preferred Stock**"), Series Seed 3 Preferred Stock, $0.00001 par value per Share ("**Series Seed 3 Preferred Stock**" and together with both the Series Seed 1 Preferred Stock and Series Seed 2 Preferred Stock, the "**Series Seed Preferred Stock**"), Series A Preferred Stock, $0.00001 par value per Share, of the Company ("**Series A Preferred Stock**"), and Series A-1 Preferred Stock, $0.00001 par value per Share, of the Company ("**Series A-1 Preferred Stock**", and together with the Series Seed Preferred Stock and Series A Preferred Stock, the "**Preferred Stock**") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Subsections 7.1(a) or 7.2 below, the "**Investors**"), and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders, or any transferees, who become parties hereto as "Key Holders" pursuant to Subsections 7.1(b) or 7.2 below, the "**Key Holders**," and together collectively with the Investors,the "**Stockholders**").

RECITALS

A. Concurrently with the execution of this Agreement, the Company and certain Investors are entering into a Series A-1 Preferred Stock Purchase Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Series A-1 Preferred Stock, and in connection with that agreement the parties desire to provide the Investors with the right, among other rights, to designate the election of certain members of the board of directors of the Company (the "**Board**") in accordance with the terms of this Agreement.

B. The Second Amended and Restated Certificate of Incorporation of the Company (the "**Restated Certificate**") provides that holders of a majority of the record of the shares of Series A-1 Preferred Stock and Series A Preferred Stock, exclusively and voting as a single class, shall be entitled to elect one (1) director of the Corporation (the "**Series A Director**"), the holders of a majority of the record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series Seed Director**"), and the holders of a majority of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation. The holders of Series A-1 Preferred Stock and Series A Preferred Stock, on an as-converted basis, shall vote together with the holders of Common Stock as a single class upon majority vote, shall elect one
(1) director (the "**Mutual Director**").

NOW, THEREFORE, the parties agree as follows:

1. Voting Provisions Regarding the Board.

1.1 Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that

the size of the Board shall be set and remain at five (5) directors and may be increased or decreased only with the written consent of Investors holding representing at least 50% of the shares of Common Stock issuable upon conversion of the then outstanding shares of Preferred Stock (voting as a single separate class and on an as-converted to Common Stock basis), and a majority of the Series A-1 Preferred Stock. For purposes of this Agreement, the term "**shares**" shall mean and include any securities of the Company that the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events orotherwise.

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 5, the following persons shall be elected tothe Board:

(a) the Series A Directors shall be designated by Callais Capital Ventures II, LLC (and/or its Affiliates), which individuals shall initially be Mark Graffagnini and Harold J. Callais, II;

(b) the Common Director shall be designated by the holders of Common Stock, voting as a single class, which Director shall be the Company's then-serving Chief Executive Officer, who as the date of this Agreement is John Cascarano (the "**Common Director**"), provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, the holders of record of a majority of the shares of Common Stock shall promptly vote their respective shares (a) to remove the former Chief Executive Officer of the Company from the Board of Directors if such person has not resigned as a member of the Board of Directors; and (b) to elect such person's replacement as Chief Executive Officer of the Company as the new CEO Director;

(c) the Series Seed Director, who shall be designated by the holders of record of a majority of the shares of Series Seed Preferred Stock, which individual shall initially be Judy Sindecuse; and

(d) the Mutual Director who is mutually acceptable to (a) the holders ofrecord of a majority of the shares of Common Stock, and (b) the holders of record of a majority ofthe shares of Series A-1 Preferred Stock, which individual shall initially be Barton Howard.

To the extent that any of clauses (a) through (e) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.3 Failure to Designate a Board Member. In the absence of any designation from the

Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible and willing to serve as provided herein and otherwise, such Board seat shall remain vacant.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) no director elected pursuant to Subsections 1.2 or 1.3 of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person(s), or of the holders of at least a majority of the shares of stock, entitled under Subsection 1.3 to designate that director; or (ii) the Person(s) originally entitled to designate or approve such director pursuant to Subsection 1.3 is no longer so entitled to designateor approve such director;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to Subsections 1.2 or 1.3 shall be filled pursuant to the provisions of this Section 1; and

(c) upon the request of any party entitled to designate a director as provided in Subsection 1.2(a) or 1.2(b) to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Section 1, and the Company agrees at the request of any Person or group entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5 No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.6 No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) under the Securities Act of 1933, as amended (the "Securities Act") (each, a "Disqualification Event"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "Disqualified Designee". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given

time.

3. Drag-Along Right.

3.1 Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Restated Certificate.

3.2 Actions to be Taken. In the event that (i) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock (the "**Selling Investors**"), voting as a separate and single class; (ii) the Board, including the approval of the Series A Director; (iii) the holders of a majority of the then outstanding shares of Series A Preferred Stock and Series A-1 Preferred Stock voting together as a single and separate class and (iv) the holders of a majority of the then outstanding shares of Series Seed Preferred Stock voting together as single and separate class (collectively, (i)-(iv) are the "**Electing Holders**") approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Subsection 3.3 below, each holder of Preferred Stock, all future holders of 1% of Common Stock (issued or issuable upon conversion of the shares of Preferred Stock) and Key Holders agree:

(a) if such transaction requires stockholder approval, with respect to all shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, Share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any shares of the Company owned by such party or Affiliate in a voting trust or subject any shares to any arrangement or agreement with respect to the voting of such shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or
(y) alleging a breach of any fiduciary duty of the Selling Investors or any affiliate or associate thereof

(including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, or willful misconduct.

3.3 Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Subsection 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including without limitation any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale);

(c) such Stockholder and its affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company;

liability shall be limited to such Stockholder's applicable Share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder;

(e) upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per Share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per Share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Certificate of Incorporation in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Subsection 3.3(f), if the consideration to be paid in exchange for the Key Holder shares or Investor shares, as applicable, pursuant to this Subsection 3.3(f) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Key Holder shares or Investor shares, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Key Holder shares or Investor shares, as applicable; and

(f) subject to clause (e) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that nothing in this Subsection 3.3.(f) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party

to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Restated Certificate, elect to allocate the consideration differently by written notice given to the Company at least ten
(10) days prior to the effective date of any such transaction or series of related transactions.

4. Remedies.

4.1 Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the size and composition of the Board pursuant to Section 1, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize the Chief Executive Officer of the Company to execute and deliver the documentation referred to in Subsection 3.2(c) on behalf of any party failing to do so within five (5) business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Subsection 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the shares, deposit any of the shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the shares, in each case, with respect to any of the matters set forth herein.

4.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. “Bad Actor” Matters.

5.1 Definitions. For purposes of this Agreement:

(a) “**Callais**” means Callais Capital Ventures II, LLC, a Delaware limited liability company.

(b) “**Company Covered Person**” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any Person listed inthe first paragraph of Rule 506(d)(1).

(c) “**Disqualified Designee**” means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(d) “**Disqualification Event**” means a “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

(e) “**Rule 506(d) Related Party**” means, with respect to any Person, any other Person that is a beneficial owner of such first Person’s securities for purposes of Rule 506(d) under the Securities Act.

5.2 Representations.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person’s Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person’s Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company’s voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to directthe disposition of, such security.

(b) The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company’s knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable.

5.3 Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person’s knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the

Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3)is applicable.

6. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; (c) termination of this Agreement in accordance with Subsection 7.8 below;

7. Miscellaneous.

7.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Subsection 7.1(a) above), following which such Person shall hold shares constituting one percent (1%) or more of the then outstanding capital stock of the Company (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such person shall be deemed a Stockholderfor all purposes under this Agreement.

7.2 Transfers. Each transferee or assignee of any shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the shares subject to this Agreement on its books or issue a new certificate representing any such shares unless and until such transferee shall have complied with the terms of this Subsection 7.2. Each certificate instrument, or book entry representing the shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Subsection 7.12.

7.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or to such email address, facsimile number or address as subsequently modified by writtennotice given in accordance with this Subsection 7.7.

(b) Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address or the facsimile number set forth below such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8 Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding majority of the shares then held by the Key Holders who are then providing services to the Company as officers, employees or consultants; and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (voting together as a singleclass). Notwithstanding the foregoing:

(a) this Agreement may not be amended, modified or terminated and the

observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, inthe same fashion;

(b) the provisions of Subsection 1.2(a) and this Subsection 7.8(b) may not be amended, modified, terminated or waived without the vote or written consent of the holders of a majority of the Series A-1 Preferred Stock then issued and outstanding, which must include Callais;

(c) the provisions of Subsections 1.2(b), 1.2(c) and this Subsection 7.8(c) may not be amended, modified, terminated or waived without the vote or written consent ofthe holders of a majority of the Common Stock and the Series A-1 Preferred Stock then issued and outstanding, voting separately as separate classes, which consent must include Callais;

(d) the provisions of Subsection 1.2(d) and this Subsection 7.8(b) may not be amended, modified, terminated or waived without the vote or written consent of the holders of a majority of the Series Seed Preferred Stock then issued and outstanding, voting as a single and separate class;

(e) the provisions of Subsection 1.2(e) and this Subsection 7.8(d) may not be amended, modified, terminated or waived without the vote or written consent of the holders of a majority of the Common Stock and the Series A-1 Preferred Stock then issued and outstanding, voting separately as separate classes;

(f) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination, or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(g) Schedules A hereto may be amended by the Company from time to time to add information regarding additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto; and

(h) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Subsection 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Subsection 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by writtenconsent makes explicit reference to the terms of this Agreement.

7.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non- defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default

under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11 Entire Agreement. This Agreement (including the Exhibits hereto) and the Restated Certificate constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

7.12 Share Certificate Legend. Each certificate, instrument, or book entry representing any shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the shares issued after the date hereof to be notated with the legend required by this Subsection 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the shares to be notated with the legend required by this Subsection 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13 Stock Splits, Stock Dividends, etc. In the event of any issuance of shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such shares shall become subject to this Agreement and shall be notated with the legendset forth in Subsection 7.12.

7.14 Manner of Voting. The voting of shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.16 Dispute Resolution The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Louisiana and to the jurisdiction of the United States District Court

for the Eastern District of Louisiana for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement (or, if jurisdiction shall be unavailable, then the courts of the State of Louisiana sitting in the Parish of Lafourche), (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Louisiana or the United States District Court for the Eastern District of Louisiana, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITSJURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.17 Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys' fees.

7.18 Aggregation of Stock. All shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

BEAST BRANDS, INC.

By: DocuSigned by: John Cascarano
66BD82FB4D2B40C...

Name: John Cascarano

Title: CEO

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Voting Agreement as of the date first written above.

KEY HOLDER:

DocuSigned by:
FDDEAEA9A7B947A...
John Dodd

DocuSigned by:
C3E76F15DDE744A...
Andrew Frey

DocuSigned by:
8817B2B167A7402...
Kirk Damman

DocuSigned by:
0BB6508DD4A44E1...
Andrew Cintrin

DocuSigned by:
80BF9268F566414...
Benny Brown

DocuSigned by:
12486B34C60A4FC...
Eric Kroger

GCB LLC

DocuSigned by:
80BF9268F566414...

Name: Benny Brown

Title (if applicable): President

DocuSigned by:
6819C57CC35C429...
Jacquelyn Cascarano

DocuSigned by:
66BD82FB4D2B40C...
John Cascarano

DocuSigned by:
F48CC1549BD84AB...
Tyson Moore

Main Street Ventures

DocuSigned by:

5455AF5317C9477...

Name: Rob

Title (if applicable): Secretary

DocuSigned by:

0A1E47282BE24FF...

Samantha Holloway

The Maloney Family Trust

DocuSigned by: Toby Maloney

2C316B4A7C44415...

Name: Toby Maloney

Title (if applicable): Trustee

DocuSigned by: Victor Zaraya

EB960BCA028A4D8...

Victor Zaraya

INVESTOR:

Callais Capital Ventures II, LLC

DocuSigned by: Glenn L. Argenbright

41322D279233487...

Name: Glenn L. Argenbright

Title (if applicable): General Partner

Sand Hill Angels XIX, LLC

DocuSigned by: Amos Ben-Meir

D393DF107AB3440...

Name: Amos Ben-Meir

Title (if applicable): LLC Manager Designee

MSL Trust

DocuSigned by:
6819C57CC35C429...

Name: Jackie Cascarano

Title (if applicable): Trustee

DocuSigned by:
Brian Perkinson
049FB566D0EC48C...
Brian Perkinson

DocuSigned by:
FDDEAEA9A7B947A...
John Dodd

DocuSigned by:
Andrew Frey
C3E76F15DDE744A...
Andrew Frey

DocuSigned by:
Kirk Damman
8B17B2B167A7402...
Kirk Damman

DocuSigned by:
F73A1E2D31FD4AE...
Andy Moats

DocuSigned by:
DAVID OLIVER COHEN
F86C52CE8CD145D...
David Oliver Cohen

DocuSigned by:
0FA2B0CCA4AC453...
Clayton Jones

CI Venture Fund III, L.P.

DocuSigned by:
F9883E0FDF1045D...

Name: Judy Sindecuse

Title (if applicable): manager

DocuSigned by:
Andrew Citrin
0BB6508DD4A44E1...
Andrew Citrin

DocuSigned by:
Benny Brown
80BF9268F566414...

Benny Brown

DocuSigned by:
12486B34C60A4FC...

Eric Koger

GBC LLC

DocuSigned by:
Benny Brown
80BF9268F566414...

Name: Benny Brown

Title (if applicable): President

DocuSigned by:
6819C57CC35C429...

Jacquelyn Cascarano

DocuSigned by:
John Cascarano
66BD82FB4D2B40C...

John Cascarano

Main Street Ventures

DocuSigned by:
5455AF5317C9477...

Name: Rob

Title (if applicable): Secretary

DocuSigned by:
0A1E47282BE24FF...

Samantha Holloway

The Maloney Family Trust

DocuSigned by:
Toby Maloney
2C316B4A7C44415...

Name: Toby Maloney

Title (if applicable): Trustee

DocuSigned by:
Tyson Moore
F48CC1549BD84AB...

Tyson Moore

DocuSigned by:
Victor Zaraya
EB960BCA028A4D8...

Victor Zaraya

DocuSigned by:
Doug Wilson
8536DECC1672459...

Doug Wilson

Lindbergh Technology Fund, LP

DocuSigned by:
F9883E0FDF1045D...

Name: Judy Sindecuse

Title (if applicable): manager

DocuSigned by:
Erika Riddle
DB81D790F84D47D...

Erika Riddle

Madhu Mendiratta Revocable Trust

DocuSigned by:
Madhu Mendiratta
EAB1363A605245F...

Name: Madhu Mendiratta

Title (if applicable): Trustee

Quake High Confidence Fund III, LP

DocuSigned by:
Glenn L. Argenbright
41322D279233487...

Name: Glenn L. Argenbright

Title (if applicable): General Partner

Quake Seed Capital Fund III, LP

DocuSigned by:
Glenn L. Argenbright
41322D279233487...

Name: Glenn L. Argenbright

Title (if applicable): General Partner

DocuSigned by:
William Kirkland
F372F1F469DD436...
William Kirkland

DocuSigned by:
Bruce Kaminstein
02A4A6647BEF434...
Bruce Kaminstein

DocuSigned by:
CARL DESTEFANIS
C5742230883A4CF...
Carl DeStefanis

DocuSigned by:
Cindy Cook
692A2628B122481...
Cindy Cook

DocuSigned by:
06C971BF216E44E...
Craig Frischling

DocuSigned by:
Ed Gustin
BDFF8F249B8E4C4...
Ed Gustin

DocuSigned by:
Graciela Bergner
7C20B9AEB3E3492...
Graciela Bergner

Hack Family Trust

DocuSigned by:
Bruce Hack
1F9B33F53997449...

Name: Bruce Hack

Title (if applicable): Mr Bruce Hack, Trustee

DocuSigned by:
Michael Brennan
849144937AF149D...
Michael Brennan

DocuSigned by:
Rajesh Navar
620CA5AAD24D495...
Rajesh Navar

DocuSigned by:
Simon Hopkins
4796E178CD8F453...
Simon Hopkins

Tennessee Technology Development Corporation dba Launch Tennessee

DocuSigned by:

Lindsey Cox

325ED5859FA04CF...

Name: Lindsey Cox

Title (if applicable): CEO

Vibrance Special Opportunities LLC

DocuSigned by:

Robert Scott Kaplan

FAF82CBE471045A...

Name: Robert Scott Kaplan

Title (if applicable): Managing Member

CCVII Co-Invest, LLC - Beast Brands Series

DocuSigned by:

0FAC65D92594494...

Name: Nick Callais

Title (if applicable): Managing Partner, CFO & CCO

SCHEDULE A

INVESTORS

Name and Address	Number of Shares Held
Callais Capital Ventures II, LLC Harold.Callais@CallaisCapital.com	162,529 shares of Series A Preferred Stock
Sand Hill Angels XIX, LLC abenmeir@sandhillangels.com	1,828 shares of Series A Preferred Stock 6,694 shares of Series Seed 2 PreferredStock
Brian Perkinson perkinson.brian@gmail.com	8,276 shares of Series A Preferred Stock 4,590 shares of Series Seed 2 PreferredStock
John Dodd jdodd7@gmail.com	9,143 shares of Series A Preferred Stock877 shares of Common Stock 440 shares of Series Seed 2 Preferred Stock
MSL Trust jackie.cascarano@gmail.com	3,657 shares of Series A Preferred Stock
Andrew Frey andrewwfrey@outlook.com	1,219 shares of Series A Preferred Stock877 shares of Common Stock 440 shares of Series Seed 2 Preferred Stock
Kirk Damman KDamman@lewisrice.com	609 shares of Series A Preferred Stock877 shares of Common Stock 440 shares of Series Seed 2 Preferred Stock
Andy Moats andy.moats@pnfp.com	6,095 shares of Series A Preferred Stock

David Oliver Cohen davidolivercohen@gmail.com	3,047 shares of Series A Preferred Stock
Clayton Jones claytonhjones@gmail.com	6,095 shares of Series A Preferred Stock
CI Venture Fund III, L.P. judy.sindecuse@capitalinnovators.com	60,958 shares of Series A Preferred Stock
Andrew Citrin andy@citrinlaw.com	9,464 shares of Common Stock
Benny M. Brown bbr.benny@att.net	22,312 shares of Common Stock 13,387 shares of Series Seed 2 PreferredStock 19,335 shares of Series Seed 3 PreferredStock 159,064 shares of Series A Preferred Stock
Eric Koger ekoger@gmail.com	9,464 shares of Common Stock
GCB LLC bbr.benny@att.net	17,500 shares of Common Stock 13,387 shares of Series Seed 2 PreferredStock
Jacquelyn Cascarano jackie.cascarano@gmail.com	1,625 shares of Common Stock
John Cascarano beast@getbeast.com	211,625 shares of Common Stock 600 shares of Series Seed 2 Preferred Stock
Main Street Ventures rob@brandery.org	18,928 shares of Common Stock
Samantha Holloway samantha@gospotcheck.com	1,750 shares of Common Stock

The Maloney Family Trust toby7625@gmail.com	9,464 shares of Common Stock
Tyson Moore wtyson_moore@hotmail.com	3,506 shares of Common Stock 1,544 shares of Series Seed 2 PreferredStock
Victor Zaraya vzaraya@gmail.com	4,383 shares of Common Stock
Lindbergh Technology Fund, LP henry.chi@capitalinnovators.com	17,530 shares of Series Seed 1 PreferredStock
Doug Wilson wilsondg88@gmail.com	2,009 shares of Series Seed 2 PreferredStock
Erika Riddle erikariddle@gmail.com	2,009 shares of Series Seed 2 PreferredStock
Madhu Mendiratta Revocable Trust akmendiratta@yahoo.com	2,678 shares of Series Seed 2 PreferredStock
Quake High Confidence Fund III, LP glenn@quake.vc	6,095 shares of Series A Preferred Stock
Quake Seed Capital Fund III, LP	30,325 shares of Series A Preferred Stock
William Kirkland wkirkland@thekirklandco.com	12,191 shares of Series A Preferred Stock
Bruce Kaminstein bkaminstein@gmail.com	3,048 shares of Series A Preferred Stock
Carl DeStefanis carl.de.stefanis@gmail.com	3,048 shares of Series A Preferred Stock
Cindy Cook cindycook319@gmail.com	3,048 shares of Series A Preferred Stock
Craig Frischling cpfrischling@frischlinggroup.com	3,048 shares of Series A Preferred Stock
Ed Gustin egustin2@gmail.com	3,048 shares of Series A Preferred Stock

Graciela Bergner gb@gracielabergner.com	3,048 shares of Series A Preferred Stock
Hack Family Trust Brucehack1@gmail.com	3,048 shares of Series A Preferred Stock
Michael Brennan mbrenn1969@gmail.com	3,048 shares of Series A Preferred Stock
Rajesh Navar rajnavar1@gmail.com	3,048 shares of Series A Preferred Stock
Simon Hopkins simon.hopkins@mac.com	3,048 shares of Series A Preferred Stock
Tennessee Technology Development Corporation dba Launch Tennessee	18,287 shares of Series A Preferred Stock
Vibrance Special Opportunities LLC robertscottkaplan@gmail.com	1,219 shares of Series A Preferred Stock
CCVII Co-Invest, LLC - Beast Brands Series nick@callaiscapital.com	94,973 shares of Series A Preferred Stock

SCHEDULE B

KEY HOLDERS

Name and Address	Number of Shares Held
John Dodd jdodd7@gmail.com	877 shares of Common Stock
Andrew Frey andrewwfrey@outlook.com	877 shares of Common Stock
Kirk Damman KDamman@lewisrice.com	877 shares of Common Stock
Andrew Citrin andy@citrinlaw.com	18,928 shares of Common Stock
Benny M. Brown bbr.benny@att.net	22,312 shares of Common Stock
Eric Koger ekoger@gmail.com	9,464 shares of Common Stock
GCB LLC bbr.benny@att.net	17,500 shares of Common Stock
Jacquelyn Cascarano jackie.cascarano@gmail.com	1,625 shares of Common Stock
John Cascarano beast@getbeast.com	211,625 shares of Common Stock
Main Street Ventures rob@brandery.org	18,928 shares of Common Stock
Samantha Holloway samantha@gospotcheck.com	1,750 shares of Common Stock
The Maloney Family Trust toby7625@gmail.com	9,464 shares of Common Stock
Tyson Moore	3,506 shares of Common Stock

wtyson_moore@hotmail.com	
Victor Zaraya vzaraya@gmail.com	4,383 shares of Common Stock

EXHIBIT A
ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on ____________________, 20_, by the undersigned (the "**Holder**") pursuant to the terms of that certain Voting Agreement dated as of [_ _, 20___] (the "**Agreement**"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1 Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**")[or options, warrants, or other rights to purchase such Stock (the "**Options**")], for one of the following reasons (Check the correct box):

☐ As a transferee of shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ As a transferee of shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☐ As a new Investor in accordance with Subsection 7.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐ In accordance with Subsection 7.1(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2 Agreement. Holder hereby (a) agrees that the Stock [Options], and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER:__________________________

By:________________________________
Name and Title of Signatory

Address:______________________________

____

Facsimile Number: ____________________

ACCEPTED AND AGREED:

[COMPANY]

By: _____________________________________

Title: ____________________________________